VARIABLE ANNUITY FUNDS A, B, C

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C

Supplement dated April 3, 2006

This supplement updates certain information contained in your current variable annuity prospectus. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Effective April 28, 2006, and pursuant to applicable regulatory approvals, ReliaStar Life Insurance Company of New York (the "Company") and ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B, C (the "Variable Account") will replace the following funds in which the subaccounts of the Variable Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds"), as follows:

Replaced Funds	Substitute Funds
Eaton Vance Income Fund of Boston (Class A)	ING PIMCO High Yield Portfolio (Class S)
Oppenheimer Money Market Fund (Class A)	ING VP Money Market Portfolio (Class I)

Important Information about the Substitutions.
- After April 28, 2006, the effective date of the substitutions, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, all amounts you have allocated to the subaccount which invests in a Replaced Fund will automatically be reallocated to the subaccount which invests in a corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invests in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your contract value immediately before the substitutions will equal your contract value immediately after the substitutions.
- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund are more fully described in the Substitute Fund's prospectus.
- The investment objective and policy of each Substitute Fund is substantially the same as, similar to or consistent with the investment objective and policy of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in the Substitute Fund's prospectus.
- If you have not already received prospectuses for the Substitute Funds, they accompany this supplement. Read these prospectuses carefully before deciding what to do with amounts allocated to the subaccounts which invest in the Replaced Funds. If you need another copy of the prospectuses, please contact our Customer Service Center at either 1-877-884-5050 and we will send them to you.

Substitute Fund Fees and Expenses. Please see the prospectuses for the Substitute Funds for more information concerning these fees and expenses.

Substitute Fund Investment Advisers/Subadvisers and Investment Objectives. Please see the prospectuses for the Substitute Funds for more information concerning their investment advisers/subadvisers and investment objectives.